UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.2)*

GDS Holdings Limited
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(Name of Issuer)

Class A ordinary shares
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(Title of Class of Securities)

36165L108
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(CUSIP Number)

December 31, 2017
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(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☐ Rule 13d-1(c)

     ☒ Rule 13d-1(d)

*  The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36165L108	SCHEDULE 13G	Page 2

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ping An Insurance (Group) Company of China, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 63,369,856 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 63,369,856 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,369,856 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 3

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ping An Life Insurance Company of China, Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION The People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 63,369,856 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 63,369,856 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,369,856 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 4

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Falcon Vision Global Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER 63,369,856 (See Item 4)
	6	SHARED VOTING POWER 0
	7	SOLE DISPOSITIVE POWER 63,369,856 (See Item 4)
	8	SHARED DISPOSITIVE POWER 0
9		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 63,369,856 (See Item 4)
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)	☐
11		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.7% (See Item 4)
12		TYPE OF REPORTING PERSON (See Instructions) CO

CUSIP No. 36165L108	SCHEDULE 13G	Page 5

Item 1.	(a)	Name of Issuer:

GDS Holdings Limited (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices:

2/F, Tower 2, Youyou Century Place, 428 South Yanggao Road, Pudong, Shanghai 200127,  People’s Republic of China.

Item 2.	(a)	Name of Person Filing:

(1)	Ping An Insurance (Group) Company of China, Ltd. (“Ping An Insurance”)

(2)	Ping An Life Insurance Company of China, Ltd. (“Ping An Life”)

(3)	Falcon Vision Global Limited (“Falcon”)

Ping An Insurance, Ping An Life and Falcon (collectively, the “Filing Persons”) have entered into a Joint Filing Agreement, a copy of which is filed with this amendment to Schedule 13G as Exhibit 99.1. Pursuant to the Joint Filing Agreement, the Filing Persons have agreed to file this amendment to Schedule 13G jointly in accordance with the provisions of Rule 13d-1(k) under the Act.

(b)	Address of Principal Business Office, or if None, Residence:

(1)	Ping An Insurance: 47, 48, 109, 110, 111, 112 Floors, Ping An Finance Center, 5033 Yitian Road, Futian District, Shenzhen, Guang Dong Province, People’s Republic of China.

(2)	Ping An Life: 14, 15, 16, 41, 44, 45, 46 Floors, Ping An Finance Center, 5033 Yitian Road, Futian District, Shenzhen, Guang Dong Province, People’s Republic of China.

(3)	Falcon: Vistra Corporation Services Centre, Wickhams Cay Ⅱ, Road Town, Tortola, VG1110, British Virgin Islands.

(c)	Citizenship:

(1)	Ping An Insurance: The People’s Republic of China

CUSIP No. 36165L108	SCHEDULE 13G	Page 6

(2)	Ping An Life: The People’s Republic of China

(3)	Falcon: British Virgin Islands

(d)	Title of Class of Securities:

Class A ordinary shares

(e)	CUSIP Number:

36165L108

Item 3.	If this statement is filed pursuant to Sections §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

Not Applicable.

Item 4.	Ownership.

 Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

Reporting Person(1)	Amount beneficially owned(1)	Percent of class(2)	Sole power to vote or direct the vote(1)	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition of(1)	Shared power to dispose or to direct the disposition of
Ping An Insurance	63,369,856	6.7%	63,369,856	0	63,369,856	0
Ping An Life	63,369,856	6.7%	63,369,856	0	63,369,856	0
Falcon	63,369,856	6.7%	63,369,856	0	63,369,856	0

Notes:
(1)	Consists of 63,369,856 Class A ordinary shares held by Falcon. Falcon is wholly-owned by Ping An Life directly. Ping An Life is directly owned and controlled by Ping An Insurance.

(2)
Based on 939,479,337 Class A ordinary shares outstanding as of January 30, 2018 immediately after the completion of the public offering of 12,650,000 ADSs, comprising 8,225,000 ADSs offered by the Issuer and 4,425,000 ADSs offered by certain selling shareholders, at a public offering price of $26.00 per ADS, as reported by the Issuer in its prospectus supplement dated January 25, 2018 (File No. 333-222659) filed with the Securities and Exchange Commission on January 26, 2018.

Item 5.	Ownership of Five Percent or Less of a Class.

 Not Applicable.

CUSIP No. 36165L108	SCHEDULE 13G	Page 7

Item 6.	Ownership of More Than Five Percent on Behalf of Another Person.

 Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

 Not Applicable.

Item 8.	Identification and Classification of Members of the Group.

 Not Applicable.

Item 9.	Notice of Dissolution of Group.

 Not Applicable.

Item 10.	Certifications.

 Not Applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:   February 13, 2018

Ping An Insurance (Group) Company of China, Ltd.

By:	/s/ Mingzhe Ma
	Name:	Mingzhe Ma
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Ping An Life Insurance Company of China, Ltd.

By:	/s/ Xinmin Ding
	Name:	Xinmin Ding
	Title:	Chairman of the Board of Directors and Chief Executive Officer

Falcon Vision Global Limited

By:	/s/ Xiaofeng Fei
	Name:	Xiaofeng Fei
	Title:	Director

EXHIBITS  INDEX

EXHIBIT NO.	EXHIBITS

99.1	Joint Filing Agreement